FOR IMMEDIATE RELEASE	TSX: SLW
March 18, 2015	NYSE: SLW

SILVER WHEATON REPORTS FOURTH QUARTER
AND FULL YEAR RESULTS FOR 2014

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce its results for the fourth quarter and year ended December 31, 2014. All figures are presented in United States dollars unless otherwise noted.

FULL YEAR HIGHLIGHTS

•
Attributable silver equivalent production for the year ended December 31, 2014 of 35.3 million ounces (25.7 million ounces of silver and 142,800 ounces of gold), compared with 35.8 million ounces in 2013, representing a decrease of 2%.

•
Record silver equivalent sales volume for the year ended December 31, 2014 of 32.9 million ounces (23.5 million ounces of silver and 139,500 ounces of gold), compared with 30.0 million ounces in 2013, representing an increase of 10%.

•	Revenues of $620.2 million for the year ended December 31, 2014 compared with $706.5 million in 2013, representing a decrease of 12%.

•
Average realized sale price per silver equivalent ounce sold for the year ended December 31, 2014 of $18.86 ($18.92 per ounce of silver and $1,261 per ounce of gold), representing a decrease of 20% as compared with 2013.

•	Adjusted net earnings¹ of $268.0 million ($0.75 per share) for the year ended December 31, 2014 compared with $375.5 million ($1.06 per share) in 2013, representing a decrease of 29%.

•	During the third quarter of 2014, the Company recognized an impairment charge of $68.2 million related to its Mineral Park and Campo Morado silver interests.

•	After including the impact of the impairment charge, net earnings were $199.8 million ($0.56 per share) compared with $375.5 million ($1.06 per share) in 2013, representing a decrease of 47%.

•	Operating cash flows of $431.9 million ($1.20 per share¹) for the year ended December 31, 2014 compared with $534.1 million ($1.50 per share¹) in 2013, representing a decrease of 19%.

 1  Please refer to non-IFRS measures at the end of this press release.

•	Cash operating margin¹ of $14.27 per silver equivalent ounce for the year ended December 31, 2014 compared with $18.93 in 2013, representing a decrease of 25%.

•	Average cash costs¹ were $4.14 and $386 per ounce of silver and gold, respectively. On a silver equivalent basis, average cash costs¹ decreased to $4.59 compared with $4.65 in 2013.

•	On March 26, 2014, the Company paid $125 million to Hudbay Minerals Inc. ("Hudbay") in satisfaction of the final upfront payment relative to the silver stream on the Constancia project.

•
On September 26, 2014 the Company paid $135 million to Hudbay in satisfaction of the upfront payment relative to the gold stream on the Constancia project through the issuance of 6,112,282 common shares, at an average issuance price of $22.09 per share.

•
As per Hudbay’s January 15, 2015 press release, initial concentrate production was achieved from Hudbay’s Constancia project during the fourth quarter of 2014 with commercial production forecast to be achieved in the second quarter of 2015.

FOURTH QUARTER HIGHLIGHTS

•
Attributable silver equivalent production in Q4 2014 of 9.0 million ounces (6.4 million ounces of silver and 34,500 ounces of gold), compared with 9.7 million ounces in Q4 2013, representing a decrease of 8%.

•
Attributable silver equivalent sales volume in Q4 2014 of 8.5 million ounces (5.7 million ounces of silver and 37,900 ounces of gold), compared with 8.0 million ounces in Q4 2013, representing an increase of 7%.

•	Revenues of $140.4 million in Q4 2014 compared with $167.4 million in Q4 2013, representing a decrease of 16%.

•	Average realized sale price per silver equivalent ounce sold in Q4 2014 of $16.43 ($16.46 per ounce of silver and $1,213 per ounce of gold), representing a decrease of 22% as compared with Q4 2013.

•	Net earnings of $52.0 million ($0.14 per share) in Q4 2014 compared with $93.9 million ($0.26 per share) in Q4 2013, representing a decrease of 45%.

•	Operating cash flows of $94.1 million ($0.26 per share¹) in Q4 2014 compared with $124.6 million ($0.35 per share¹) in Q4 2013, representing a decrease of 24%.

•	Cash operating margin¹ in Q4 2014 of $11.92 per silver equivalent ounce compared with $16.30 in Q4 2013, representing a decrease of 27%.

•	Average cash costs¹ in Q4 2014 were $4.13 and $391 per ounce of silver and gold, respectively. On a silver equivalent basis, average cash costs¹ decreased to $4.51 compared with $4.70 in Q4 2013.

•	Declared quarterly dividend of $0.05 per common share.

1 Please refer to non-IFRS measures at the end of this press release.

EVENTS SUBSEQUENT TO THE QUARTER

•	On January 5, 2015, the Company announced that it had amended its silver purchase agreement related to Barrick Gold Corporation’s (“Barrick”) Pascua-Lama project (“Pascua-Lama”).

•
On January 5, 2015, the Company announced that it had reached an agreement with Nyrstar Mining Ltd. (“Nyrstar”) resulting in the cancellation of the silver purchase agreement relating to the Campo Morado mine in Mexico in exchange for cash consideration of $25 million.

•
On February 27, 2015, the Company announced that it had amended and restated its revolving credit facility (“Revolving Facility”). The Company increased the available credit from $1 billion to $2 billion, extended the term by 2 years, with the facility now maturing on February 27, 2020, and amended certain covenants. In addition, the Company used proceeds drawn from the Revolving Facility together with cash on hand to repay the $1 billion of debt previously outstanding under the Company’s non-revolving term loan.

•
On March 2, 2015, Silver Wheaton announced that it had acquired from Vale S.A. ("Vale") an additional 25% of the life of mine gold production from its Salobo mine, located in Brazil, for an upfront payment of $900 million.

•
On March 2, 2015, the Company announced that it had entered into an agreement with a syndicate of underwriters led by Scotiabank, pursuant to which they have agreed to purchase, on a bought deal basis, 38,930,000 common shares of Silver Wheaton at a price of US$20.55 per share (the “Offering”), for aggregate gross proceeds to Silver Wheaton of approximately US$800 million.

•
On March 17, 2015, the Company announced that it had closed the Offering and received $800 million in gross proceeds (net proceeds of approximately $769 million after payment of underwriters’ fees and expenses).

OUTLOOK

•
For 2015, Silver Wheaton’s estimated attributable silver equivalent production is forecast to be 43.5 million silver equivalent ounces1, including 230,000 ounces of gold. This represents an increase of over 20% from 2014.

•
For 2019, estimated annual attributable production is anticipated to increase over 40% compared to 2014 levels, growing to approximately 51 million silver equivalent ounces1, including 325,000 ounces of gold.

“The last few months have positioned us exceptionally well for significant growth over the coming years,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “To start, in mid-2014 Vale completed an expansion at the Salobo mine, doubling the mine’s capacity. Furthermore, Vale has continued to ramp up production at Salobo over the past eight months. Additionally, in the fourth quarter of 2014, Hudbay’s Constancia mine in Peru began production. Hudbay has done an excellent job of bringing Constancia online, and we look forward to the mine reaching commercial production in the second quarter of 2015, as projected by Hudbay. Finally, earlier this month we announced the acquisition of an additional gold stream on the Salobo mine, doubling the amount of gold we will receive from this cornerstone asset. We forecast production growing to approximately 51 million silver equivalent ounces in 2019, with Constancia and Salobo representing a significant portion of this growth.”

1  Silver equivalent production forecast assumes a gold/silver ratio of 72:1

“While the precious metal markets remain quite volatile, Silver Wheaton’s business model was designed to perform well throughout the commodity price cycle. When precious metal prices climb, we tend to generate substantial cash flow. Conversely, in challenging price environments such as these, we tend to focus on acquiring accretive new precious metal streams to enhance our organic growth profile. A good example of this is our recent acquisition of additional gold from the Salobo mine,” continued Randy Smallwood. “Over our ten year history, we have grown our production and reserves and increased our portfolio to 27 assets globally. Over the next ten years, we look forward to working towards creating further opportunities and growth.”

Financial Review

Revenues

Revenue was $140.4 million in the fourth quarter of 2014, on silver equivalent sales of 8.5 million ounces (5.7 million ounces of silver and 37,900 ounces of gold). This represents a 16% decrease from the $167.4 million of revenue generated in the fourth quarter of 2013 due primarily to a 22% decrease in the average realized silver equivalent price ($16.43 in Q4 2014 compared with $21.00 in Q4 2013), being partially offset by a 7% increase in the number of silver equivalent ounces sold.

Revenue was $620.2 million in 2014, on silver equivalent sales of 32.9 million ounces (23.5 million ounces of silver and 139,500 ounces of gold). This represents a 12% decrease from the $706.5 million of revenue generated in 2013, due primarily to a 20% decrease in the average realized silver equivalent price ($18.86 in 2014 compared with $23.58 in 2013), partially offset by a 10% increase in the number of silver equivalent ounces sold.

Costs and Expenses

Average cash costs¹ in the fourth quarter of 2014 were $4.51 per silver equivalent ounce as compared with $4.70 during the comparable period of 2013. This resulted in a cash operating margin¹ of $11.92 per silver equivalent ounce, a reduction of 27% as compared with Q4 2013. The decrease in the cash operating margin was primarily due to a 22% decrease in the average silver equivalent price realized in Q4 2014 compared with Q4 2013.

Average cash costs¹ during the year ended December 31, 2014 were $4.59 per silver equivalent ounce, compared with $4.65 during the comparable period of 2013. This resulted in a cash operating margin¹ of $14.27 per silver equivalent ounce, a reduction of 25% as compared with 2013. The decrease in the cash operating margin was primarily due to a 20% decrease in the average silver equivalent price realized in 2014 compared with 2013.

1 Please refer to non-IFRS measures at the end of this press release.

Earnings and Operating Cash Flows

Net earnings and cash flow from operations in the fourth quarter of 2014 were $52.0 million ($0.14 per share) and $94.1 million ($0.26 per share¹), compared with $93.9 million ($0.26 per share) and $124.6 million ($0.35 per share¹) for the same period in 2013, a decrease of 45% and 24%, respectively. Earnings and cash flow continued to be impacted by lower gold and silver prices.

Adjusted net earnings¹ and cash flow from operations during the year ended December 31, 2014 were $268.0 million ($0.75 per share) and $431.9 million ($1.20 per share¹), compared with $375.5 million ($1.06 per share) and $534.1 million ($1.50 per share¹) for the same period in 2013, a decrease of 29% and 19%, respectively.

Balance Sheet

At December 31, 2014, the Company had approximately $308.1 million of cash on hand and $1 billion outstanding under the Company's non-revolving term loan.

Fourth Quarter Asset Highlights

During the fourth quarter of 2014, attributable silver equivalent production was 9.0 million ounces (6.4 million ounces of silver and 34,500 ounces of gold), representing a decrease of 8% compared with the fourth quarter of 2013. During 2014, attributable silver equivalent production was 35.3 million ounces (25.7 million ounces of silver and 142,800 ounces of gold), representing a decrease of 2% compared with 2013.

Operational highlights for the quarter ended December 31, 2014, are as follows:

Peñasquito

In the fourth quarter of 2014, the Peñasquito mine produced 1.6 million ounces of silver attributable to Silver Wheaton, a decrease of approximately 23% relative to the fourth quarter of 2013 due to lower grades being mined. Goldcorp Inc. (“Goldcorp”) anticipates returning to higher grade portions of the open pit in 2015.

As disclosed in Goldcorp’s 2014 annual management’s discussion and analysis (“MD&A”), following receipt of initial permits and finalizing the remaining construction contracts, construction on the Northern Well Field (“NWF”) project ramped up to full activity levels in the fourth quarter of 2014, with completion anticipated around mid-year 2015. Activities to address the additional regulatory requirements related to the interconnection to the existing well field continue as planned. Contingency plans remain in place for fresh water supply to the Peñasquito mine until the NWF is operational.

Goldcorp has also reported that during 2014, the Peñasquito mine progressed with pre-feasibility studies on two projects: to assess the potential for producing saleable copper concentrate at the Peñasquito mine, the Concentrate Enrichment Project (“CEP”), and to assess the viability of leaching a pyrite concentrate from the zinc flotation tailings (“Pyrite Leach”). Goldcorp reports that successful implementation of one or both of these new process improvements has the potential to significantly improve the overall economics and life of mine duration. The pre-feasibility studies were essentially complete at the end of 2014 and Goldcorp expects the projects to be integrated as they enter the feasibility study phase. Goldcorp expects the feasibility study to be complete in early 2016.

1  Please refer to non-IFRS measures at the end of this press release.

San Dimas

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp (“Primero”). In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the agreement, as it relates to San Dimas, was extended to the life of mine. During the first four years following the closing of the transaction, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton received an additional 1.5 million ounces of silver per annum which was delivered by Goldcorp. Beginning on August 6, 2014, which was the fourth anniversary of the closing, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess, and Goldcorp's obligation to deliver supplemental silver ceases.

In the fourth quarter of 2014, San Dimas produced 1.7 million ounces of silver, a decrease of approximately 12% relative to the fourth quarter of 2013 primarily due to the cessation of supplemental silver deliveries from Goldcorp related to the sale of San Dimas to Primero in 2010. In the fourth quarter of 2013, the Goldcorp supplement was 375,000 ounces. Net of this supplement, San Dimas had higher production relative to the same period in the prior year due to increased throughput as a result of the expansion to 2,500 tonnes per day completed earlier in 2014. Primero has subsequently announced a further expansion to 3,000 tonnes per day that is expected to be completed in the second quarter of 2016.

Constancia

As disclosed in Hudbay’s year end 2014 MD&A, physical construction of the Constancia project is essentially complete with initial production being achieved during the fourth quarter of 2014 and commencement of commercial production being on track for the second quarter of 2015. Hudbay also stated that the Constancia mine is expected to achieve full capacity in the second half of 2015.

Pascua-Lama / Barrick

In the fourth quarter of 2014, attributable silver production from Barrick was 0.7 million ounces, an increase of 63% relative to the fourth quarter of 2013 primarily due to higher grades at the Veladero mine.

In Barrick’s 2014 annual MD&A, Barrick states that they are currently engineering the permanent water management system and assessing the permitting requirements for construction with Chilean regulators. Barrick also states that the engineering studies indicate that an increase in the capacity of the water management system may be required above the volume approved in the project’s Chilean environmental approval. Barrick expects to submit their application for the new water management system by June 2015, with permitting taking about two years. Barrick has stated that a decision to restart development of the Pascua-Lama project will depend on improved economics and more certainty regarding legal and permitting matters.

Campo Morado

On December 31, 2014, Silver Wheaton reached an agreement with Nyrstar resulting in the cancellation of the silver purchase agreement relating to Campo Morado in exchange for cash consideration of $25 million payable on or before January 31, 2015. As part of this agreement, Silver Wheaton was entitled to 75% of the silver contained in concentrate produced at the Campo Morado mine on or prior to December 31, 2014, and was granted a five year right of first refusal on any silver streaming or royalty transaction in relation to any Nyrstar group property, globally. The $25 million payment was received by Silver Wheaton on January 30, 2015.

Other - Minto

In the fourth quarter of 2014, the Minto mine produced 3,398 ounces of gold, a decrease of 64% relative to the fourth quarter of 2013 primarily due to lower grade material being processed. As per Capstone Mining Corp.’s (“Capstone”) year end 2014 MD&A, surface mining was suspended at the end of Q3 2014 due to delays in receipt of the Water Use License ("WUL") Amendment, which is required to permit pre-stripping at Minto North. Fresh ore from underground mining was supplemented with stockpiled ore to feed the mill in Q4 2014. On February 6, 2015, the Yukon Water Board requested additional information from Capstone after the public comment period closed. Capstone responded to this Information Request on February 16. As a result, Capstone does not expect that the Minto North deposit will be stripped as planned at the beginning of Q2 2015.

Produced But Not Yet Delivered 1

During the fourth quarter of 2014, payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners decreased by 0.3 million ounces to approximately 4.8 million silver equivalent payable ounces at December 31, 2014.

Detailed mine by mine production and sales figures can be found in the Appendix to this press release and in Silver Wheaton’s MD&A in the ‘Results of Operations and Operational Review’ section.

Events Subsequent to 2014

Pascua-Lama

On January 5, 2015, the Company announced that it had amended its silver purchase agreement related to Barrick’s Pascua-Lama project. The amendment entails Silver Wheaton being entitled to 100% of the silver production from Barrick’s Lagunas Norte, Pierina and Veladero mines until March 31, 2018 - an extension of 1 ¼ years, and extending the completion test deadline an additional 2 ½ years to June 30, 2020.  As a reminder, if the requirements of the completion test have not been satisfied by the amended completion date, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for any silver delivered up to that date.

  1  Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

Salobo

On March 2, 2015, the Company agreed to amend the agreement with Vale to acquire from Vale an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo mineral processing facility from and after January 1, 2015. This acquisition is in addition to the 25% of the Salobo mine gold production that the Company acquired pursuant to the agreement in 2013. Silver Wheaton is now entitled to a total of 50% of the life of mine gold production from the Salobo mine.

Under the amended agreement, the Company will pay Vale an upfront cash consideration of $900 million as well as ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% commencing as of January 1, 2017) for the full 50% of gold production or the prevailing market price per ounce of gold delivered. The additional 25% life of mine production that is processed from and after January 1, 2015 will accrue retroactively to the Company. The terms of the original gold stream on the Salobo mine were modified so that the annual inflationary adjustment that was scheduled to start in 2016 will now start coincident with this stream in 2017. If throughput capacity is expanded above the current 24 million tonnes per annum within a predetermined period, the Company will be required to make an additional payment to Vale, relative to the 50% stream, based on a set fee schedule.

Amendments to Credit Facilities

On February 27, 2015 the Company amended its Revolving Facility by increasing the available credit from $1 billion to $2 billion and extending the term by 2 years, with the facility now maturing on February 27, 2020. As part of the amendment, the financial covenants were amended to require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. These covenants replaced the previously applicable leverage ratio and tangible net worth covenants. The interest rate applicable to any drawings under the amended Revolving Facility remains unchanged. On February 27, 2015, the Company used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the $1 billion of debt previously outstanding under its non-revolving term loan and terminated that loan. Upon closing, the Company had $685 million drawn under the amended Revolving Facility.

Following the amendments to the Revolving Facility, the Company had over $1.3 billion of available credit as of February 27, 2015, which, together with cash, cash equivalents and ongoing operating cashflows, positions the Company well to fund all outstanding commitments and provides the flexibility to acquire additional accretive precious metal stream interests.

Equity Financing

On March 2, 2015, the Company announced that it had entered into an agreement with a syndicate of underwriters led by Scotiabank, pursuant to which they had agreed to purchase, on a bought deal basis, 38,930,000 common shares of Silver Wheaton at a price of US$20.55 per share (the “Offering”), for aggregate gross proceeds to Silver Wheaton of approximately US$800 million. In addition, Silver Wheaton granted the underwriters an option to purchase up to an additional 5,839,500 common shares at a price of US$20.55 per share, on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering.

On March 17, 2015, the Company announced that it had closed the Offering and received $800 million in gross proceeds (net proceeds of approximately $769 million after payment of underwriters’ fees and expenses). Silver Wheaton intends to use the net proceeds to fund the Company’s acquisition of an additional 25% gold stream from the Salobo Mine.

Reserves and Resources

As of December 31, 2014, Proven and Probable Mineral Reserves attributable to Silver Wheaton were 757.7 million ounces of silver compared with 781.3 million ounces reported by the Company in its MD&A for the quarter ended September 30, 2014, a decrease of 3%, and 9.27 million ounces of gold compared with 6.09 million ounces, an increase of 52%. On an attributable Measured and Indicated Mineral Resource basis, silver resources were 549.5 million ounces compared with 569.4 million ounces reported by the Company in its MD&A for the quarter ended September 30, 2014, a decrease of 3%, and gold resources were 2.76 million ounces compared with 1.92 million ounces, an increase of 43%. On an attributable Inferred Mineral Resource basis, silver resources were 275.2 million ounces compared with 298.7 million reported by the Company in its MD&A for the quarter ended September 30, 2014, a decrease of 8%, and gold resources were 1.46 million ounces compared with 1.03 million ounces, an increase of 41%.

Estimated attributable reserves and resources contained in this press release are based on information available to the Company as of March 2, 2015, and therefore will not reflect updates, if any, after that date. Updated reserves and resources data incorporating year-end 2014 estimates will also be included in the Company's 2014 Annual Information Form. Silver Wheaton’s most current attributable reserves and resources, as of December 31, 2014, can be found on the Company’s website at www.silverwheaton.com.

2015 and Long-Term Silver Equivalent Production Forecast

Silver Wheaton is pleased to provide its updated one and five-year production guidance, which incorporates the additional 25% life of mine gold stream on the Salobo mine. In 2015, Silver Wheaton’s estimated attributable silver equivalent production is forecast to be 43.5 million silver equivalent ounces1, including 230,000 ounces of gold. In 2019, estimated annual attributable production is anticipated to increase over 40% compared with 2014 levels, growing to approximately 51 million silver equivalent ounces1, including 325,000 ounces of gold.

The additional ounces from Salobo to our production profile as well as the ramp-up of Hudbay’s Constancia mine in 2015 more than offset the anticipated reduction in attributable production from other assets in Silver Wheaton’s current streaming portfolio. Hudbay’s Constancia mine is expected to meet the completion test well before 2016, resulting in gold production from the 777 mine attributable to Silver Wheaton dropping from 100% to 50% in 2017. In addition, the 10-year term contract on Capstone Mining’s Cozamin mine, acquired with Silver Wheaton’s 2009 acquisition of Silverstone, expires in April 2017. Finally, as Hudbay provides no formal production guidance for its Rosemont project, Silver Wheaton no longer includes any production from the Rosemont project in its production forecast for 2019. As a reminder, Silver Wheaton also does not include any production from Barrick Gold Corp.’s Pascua-Lama project in its guidance.

1  Silver equivalent production forecast assumes a gold/silver ratio of 72:1

Attributable mine-by-mine actual 2013 and 2014 production and forecast 2015 production are as follows:

	Attributable Production1, 2
	2013 Actual	2014 Actual	2015 Forecast

Silver ounces produced (000's)
Peñasquito	6,216	7,318	7,300
San Dimas3	6,542	5,760	6,600
Barrick4	2,185	1,687	2,200
Yauliyacu	2,618	2,938	2,900
Other5	9,193	7,971	7,940
	26,754	25,674	26,940

Gold ounces produced (000's)
777	66.3	46.2	45
Salobo	29.1	40.1	120
Sudbury6	33.0	35.3	35
Other7	22.6	21.3	30
	151.0	142.8	230

Silver equivalent ounces produced (000's)8	35,823	35,285	43,500

1)	Ounces produced represent quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2)
Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.

3)	Production includes Goldcorp's four-year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero. Up until August 6, 2014, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton received an additional 1.5 million ounces of silver per annum delivered by Goldcorp (in 2014 Goldcorp was only required to deliver 875 thousand ounces given the partial year). After August 6, 2014, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Includes the Los Filos, Zinkgruvan, Keno Hill, Mineral Park (prior to 2015), Cozamin, Neves-Corvo, Stratoni, Campo Morado (prior to 2015), Minto, 777, Constancia and Aljustrel silver interests.
6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
7)	Includes Minto and Constancia gold interests.
8)	Gold ounces produced are converted to a silver equivalent basis using a gold to silver ratio based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Webcast and Conference Call Details

A conference call will be held Thursday, March 19, 2015, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	68733807
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 26, 2015. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	68733807
Archived audio webcast:	www.silverwheaton.com

This earnings release should be read in conjunction with Silver Wheaton’s MD&A and unaudited Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Mr. Neil Burns, Vice President, Technical Services for Silver Wheaton, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the information on mineral reserves and mineral resources disclosed in this news release.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the payment by Silver Wheaton of US$900 million to Vale and the satisfaction of each party’s obligations in accordance with the Amended Salobo Purchase Agreement (as defined in the Canadian prospectus), in respect of the Salobo mine and the Constancia project, the anticipated receipt by Silver Wheaton of estimated additional gold and precious metal production, projected increases to Silver Wheaton’s production and cash flow profile, the expansion and exploration potential at the Salobo mine,  projected changes to Silver Wheaton’s production mix, the future price of commodities, the future price of silver or gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2015 and 2019 attributable annual production), estimated costs of future production, reserve determination, estimated reserve conversion rates, any statements as to future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results,  level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: any specific risks relating to the satisfaction of each party’s obligations in accordance with the terms of  the Amended Salobo Purchase Agreement disclosed in the Canadian Prospectus (as defined below), fluctuations in the price of commodities, the absence of control over the mining operations from which Silver Wheaton purchases silver or gold (the “Mining Operations”) and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located and changes in project parameters as plans continue to be refined, risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business, differences in the interpretation or application of tax laws and regulations or accounting policies and rules and Silver Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect, risks relating to production estimates from Mining Operations, credit and liquidity risks, hedging risk, competition in the mining industry, risks related to Silver Wheaton’s acquisition strategy, risks related to the market price of Silver Wheaton’s shares, risks related to Silver Wheaton’s holding of long-term investments in other exploration and mining companies, risks related to the declaration, timing and payment of dividends, the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel,  risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations, risks relating to unknown defects and impairments, risks related to the adequacy of internal control over financial reporting,  risks related to governmental regulations, including environmental regulations, risks related to international operations of Silver Wheaton and the Mining Operations, risks relating to exploration, development and operations at the Mining Operations, the ability of Silver Wheaton  and the Mining Operations to obtain and maintain necessary permits, the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, uncertainty in the accuracy of mineral reserves and mineral resources estimates, production estimates from Mining Operations, inability to replace and expand mineral reserves, uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations, commodity price fluctuations,  the ability of Silver Wheaton and the Mining Operations to obtain adequate financing, the ability of Mining Operations to complete permitting, construction, development and expansion, challenges related to global financial conditions, risks related to future sales or issuance of equity securities, as well as those factors discussed in the section entitled “Risk Factors” in the final short form prospectus of Silver Wheaton to be filed in Canada in connection with the Offering  (the “Canadian Prospectus”) available on SEDAR at www.sedar.com and in the US final prospectus of Silver Wheaton dated March 9, 2015 (the “US Prospectus”) included in the Registration Statement on Form F-10 filed with the SEC.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the payment by Silver Wheaton of US$900 million to Vale, and the satisfaction of each party’s obligations in accordance with the terms of the Amended Salobo Purchase Agreement, the continued operation of the Mining Operations, no material adverse change in the market price of commodities, that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any reassessment by the Canada Revenue Agency, the estimate of the carrying value of the Precious Metal Purchase Agreements (as defined in the Canadian Prospectus) and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected performance and may not be appropriate for other purposes.  Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.  United States investors are urged to consider closely the disclosure in the U.S. prospectus, a copy of which is available at www.sec.gov.

In accordance with the Company’s MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

Summarized Financial Results

	2014	2013	2012
Silver equivalent production 1
Attributable silver ounces produced (000’s)	25,674	26,754	26,669
Attributable gold ounces produced	142,815	151,204	50,482
Attributable silver equivalent ounces produced (000’s) 1	35,285	35,832	29,372
Silver equivalent sales 1
Silver ounces sold (000’s)	23,484	22,823	24,850
Gold ounces sold	139,522	117,319	46,094
Silver equivalent ounces sold (000’s) 1	32,891	29,963	27,328
Average realized price ($'s per ounce)
Average realized silver price	$ 18.92	$ 23.86	$ 31.03
Average realized gold price	$ 1,261	$ 1,380	$ 1,701
Average realized silver equivalent price 1	$ 18.86	$ 23.58	$ 31.09
Average cash cost ($'s per ounce) 2
Average silver cash cost	$ 4.14	$ 4.12	$ 4.06
Average gold cash cost	$ 386	$ 386	$ 362
Average silver equivalent cash cost 1	$ 4.59	$ 4.65	$ 4.30
Total revenue ($000's)	$ 620,176	$ 706,472	$ 849,560
Net earnings ($000's)	$ 199,826	$ 375,495	$ 586,036
Add back - impairment loss	68,151	-	-
Adjusted net earnings 2 ($000's)	$ 267,977	$ 375,495	$ 586,036
Earnings per share
Basic	$ 0.56	$ 1.06	$ 1.66
Diluted	$ 0.56	$ 1.05	$ 1.65
Adjusted earnings per share 2
Basic	$ 0.75	$ 1.06	$ 1.66
Diluted	$ 0.74	$ 1.05	$ 1.65
Cash flow from operations ($000's)	$ 431,873	$ 534,133	$ 719,404
Dividends
Dividends paid ($000's)	$ 93,400³	$ 160,013	$ 123,852
Dividends paid per share	$ 0.26	$ 0.45	$ 0.35
Total assets ($000's)	$ 4,647,763	$ 4,389,844	$ 3,189,337
Total non-current financial liabilities ($000’s)	$ 1,001,914	$ 999,973	$ 23,555
Total other liabilities ($000’s)	$ 17,113	$ 23,325	$ 58,708
Shareholders' equity ($000's)	$ 3,628,736	$ 3,366,546	$ 3,107,074
Shares outstanding	364,777,928	357,396,778	354,375,852

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

2)	Refer to discussion on non-IFRS measures at the end of this press release.
3)
Dividends paid during 2014 were comprised of $79.8 million in cash and $13.6 million in common shares issued, with the Company issuing 646,618 common shares (an average of $21.08 per share) under the Company’s dividend reinvestment plan.

Consolidated Statement of Earnings

	Years Ended December 31
(US dollars and shares in thousands, except per share amounts)	2014	2013
Sales	$620,176	$706,472
Cost of sales
Cost of sales, excluding depletion	$151,097	$139,352
Depletion	160,180	144,153
Total cost of sales	$311,277	$283,505
Earnings from operations	$308,899	$422,967
Expenses and other income
General and administrative 1	$37,860	$35,308
Impairment charges	68,151	-
Foreign exchange gain	(609)	(348)
Interest expense	2,277	6,083
Other expense	2,439	11,550
	$110,118	$52,593
Earnings before income taxes	$198,781	$370,374
Income tax recovery	1,045	5,121
Net earnings	$199,826	$375,495

Basic earnings per share	$0.56	$1.06
Diluted earnings per share	$0.56	$1.05
Weighted average number of shares outstanding
Basic	359,401	355,588
Diluted	359,804	356,595
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$8,194	$8,389

Consolidated Balance Sheets

	December 31	December 31
(US dollars in thousands)	2014	2013
Assets
Current assets
Cash and cash equivalents	$308,098	$95,823
Accounts receivable	4,132	4,619
Other	26,263	845
Total current assets	$338,493	$101,287
Non-current assets
Silver and gold interests	$4,248,265	$4,228,484
Early deposit - gold interest	13,599	13,602
Royalty interest	9,107	-
Long-term investments	32,872	40,801
Other	5,427	5,670
Total non-current assets	$4,309,270	$4,288,557
Total assets	$4,647,763	$4,389,844
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$14,798	$20,416
Current portion of performance share units	1,373	718
Total current liabilities	$16,171	$21,134
Non-current liabilities
Long-term portion of bank debt	$998,518	$998,136
Deferred income taxes	942	2,191
Performance share units	3,396	1,837
Total non-current liabilities	$1,002,856	$1,002,164
Total liabilities	$1,019,027	$1,023,298
Shareholders' equity
Issued capital	$2,037,923	$1,879,475
Reserves	(28,841)	(25,618)
Retained earnings	1,619,654	1,512,689
Total shareholders' equity	$3,628,736	$3,366,546
Total liabilities and shareholders' equity	$4,647,763	$4,389,844

Consolidated Statement of Cash Flows

	Years Ended December 31
(US dollars in thousands)	2014	2013
Operating activities
Net earnings	$199,826	$375,495
Adjustments for
Depreciation and depletion	160,506	144,393
Amortization of credit facility origination fees:
Interest expense	125	558
Amortization of credit facility origination fees - undrawn facilities	1,020	1,910
Write off of credit facility origination fees upon the cancellation of the Bridge Facility	-	4,490
Gain on disposal of silver interest	(1,260)	-
Impairment charges	68,151	-
Interest expense	2,151	5,525
Equity settled stock based compensation	8,194	8,389
Performance share units	2,516	646
Deferred income tax recovery	(1,249)	(5,275)
Loss on fair value adjustment of share purchase warrants held	-	2,694
Investment income recognized in net earnings	(351)	(431)
Other	(155)	(69)
Change in non-cash working capital	(5,561)	1,088
Cash generated from operations	$433,913	$539,413
Interest paid - expensed	(2,163)	(5,513)
Interest received	123	233
Cash generated from operating activities	$431,873	$534,133
Financing activities
Bank debt repaid	$-	$(1,725,060)
Bank debt drawn	-	2,675,000
Credit facility origination fees	(621)	(14,003)
Share issue costs	(152)	-
Share purchase warrants exercised	-	51,736
Share purchase options exercised	7,026	6,390
Dividends paid	(79,775)	(160,013)
Cash generated from (applied to) financing activities	$(73,522)	$834,050
Investing activities
Silver and gold interests	$(125,321)	$(2,025,973)
Interest paid - capitalized to silver interests	(14,063)	(10,954)
Silver and gold interests - early deposit	(150)	(13,450)
Royalty interest	(9,107)	-
Proceeds on disposal of silver interest	3,408	-
Dividend income received	228	227
Other	(1,016)	(304)
Cash applied to investing activities	$(146,021)	$(2,050,454)
Effect of exchange rate changes on cash and cash equivalents	$(55)	$(122)
Increase (decrease) in cash and cash equivalents	$212,275	$(682,393)
Cash and cash equivalents, beginning of year	95,823	778,216
Cash and cash equivalents, end of year	$308,098	$95,823

Summary of Ounces Produced and Sold

	2014				2013
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver ounces produced 2
San Dimas 3	1,744	1,290	1,118	1,608	1,979	1,660	1,160	1,743
Yauliyacu	687	875	658	718	687	639	668	624
Peñasquito	1,582	1,630	2,054	2,052	2,047	1,636	1,440	1,093
Barrick 4	690	397	299	301	423	465	556	741
Other 5	1,701	1,903	2,182	2,185	2,119	2,450	2,586	2,038
Total silver ounces produced	6,404	6,095	6,311	6,864	7,255	6,850	6,410	6,239
Gold ounces produced ²
777	9,669	12,105	11,611	12,785	14,134	18,259	16,986	16,951
Sudbury 6	9,165	12,196	7,473	6,426	7,060	7,341	8,840	9,869
Salobo	12,253	10,415	8,486	8,903	10,067	8,061	6,342	4,677
Other 7	3,435	6,959	5,185	5,749	9,530	2,894	4,226	5,967
Total gold ounces produced	34,522	41,675	32,755	33,863	40,791	36,555	36,394	37,464
Silver equivalent ounces of gold produced 8	2,560	2,786	2,144	2,121	2,476	2,237	2,269	2,096
Silver equivalent ounces produced 8	8,964	8,881	8,455	8,985	9,731	9,087	8,679	8,335
Silver equivalent ounces produced - as originally reported 2, 8	n.a.	8,447	8,365	8,977	9,723	8,948	8,615	8,046
Increase (Decrease) 2	n.a.	434	90	8	8	139	64	289
Silver ounces sold
San Dimas 3	1,555	1,295	1,194	1,529	2,071	1,560	1,194	1,850
Yauliyacu	761	1,373	111	1,097	674	13	559	149
Peñasquito	1,640	1,662	1,958	1,840	1,412	1,388	1,058	1,459
Barrick 4	671	377	291	361	397	447	560	753
Other 5	1,106	1,592	1,673	1,398	1,510	2,257	1,771	1,741
Total silver ounces sold	5,733	6,299	5,227	6,225	6,064	5,665	5,142	5,952
Gold ounces sold
777	8,718	15,287	13,599	6,294	15,889	16,972	23,483	9,414
Sudbury 6	11,251	5,566	6,718	6,878	6,551	6,534	4,184	111
Salobo	14,270	7,180	11,902	10,560	6,944	6,490	2,793	720
Other 7	3,665	8,685	2,559	6,390	1,840	5,287	3,409	6,698
Total gold ounces sold	37,904	36,718	34,778	30,122	31,224	35,283	33,869	16,943
Silver equivalent ounces of gold sold 8	2,808	2,441	2,267	1,891	1,909	2,163	2,097	971
Silver equivalent ounces sold 8	8,541	8,740	7,494	8,116	7,973	7,828	7,239	6,923
Gold / silver ratio 8	74.1	66.5	65.2	62.8	61.1	61.3	61.9	57.3
Cumulative payable silver equivalent ounces produced but not yet delivered 9	4,839	5,147	5,996	6,042	5,997	5,283	4,736	4,082

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment commencing on August 6, 2010 to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Zinkgruvan, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Keno Hill, Minto, 777, Aljustrel, Constancia and Campo Morado silver interests.
6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
7)	Comprised of the Minto and Constancia gold interests.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

9)	Payable silver equivalent ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The Company currently has nine reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Barrick mines, the gold produced by the 777, Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended December 31, 2014
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,744	1,555	$25,571	$16.44	$4.20	$0.81	$17,773	$19,040	$152,951
Yauliyacu	687	761	11,896	15.63	4.16	5.92	4,221	8,730	187,478
Peñasquito	1,582	1,640	27,493	16.76	4.05	2.98	15,966	20,851	451,145
Barrick 4	690	671	11,216	16.72	3.90	3.26	6,411	8,600	605,328
Other 5	1,701	1,106	18,219	16.47	4.29	3.95	9,101	12,929	559,747
	6,404	5,733	$94,395	$16.46	$4.13	$3.00	$53,472	$70,150	$1,956,649
Gold
777	9,669	8,718	$10,519	$1,207	$400	$823	$(141)	$7,374	$243,913
Sudbury 6	9,165	11,251	14,231	1,265	400	841	263	10,168	583,862
Salobo	12,253	14,270	16,924	1,186	400	462	4,625	11,216	1,302,202
Other 7	3,435	3,665	4,306	1,175	310	124	2,714	2,942	161,639
	34,522	37,904	$45,980	$1,213	$391	$625	$7,461	$31,700	$2,291,616
Silver equivalent 8	8,964	8,541	$140,375	$16.43	$4.51	$4.79	$60,933	$101,850	$4,248,265
Corporate
General and administrative							$(8,992)
Other							89
Total corporate							$(8,903)	$(7,730)	$399,498
	8,964	8,541	$140,375	$16.43	$4.51	$4.79	$52,030	$94,120	$4,647,763

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
5)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Constancia and Aljustrel silver interests in addition to the non-operating Keno Hill, Rosemont and Loma de La Plata silver interests.

6)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
7)	Comprised of the operating Minto and Constancia gold interests in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Three Months Ended December 31, 2013
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,979	2,071	$42,071	$20.32	$4.17	$0.82	$31,753	$33,443	$157,492
Yauliyacu	687	674	14,681	21.78	4.12	5.75	8,030	11,904	207,277
Peñasquito	2,047	1,412	30,508	21.61	4.02	2.96	20,647	24,832	472,289
Barrick 5	423	397	8,629	21.72	3.90	3.31	5,765	6,891	601,107
Other 6	2,119	1,510	31,660	20.96	4.30	4.66	18,127	25,803	549,927
	7,255	6,064	$127,549	$21.03	$4.14	$2.99	$84,322	$102,873	$1,988,092
Gold
777	14,134	15,889	$20,127	$1,267	$400	$802	$1,036	$13,771	$280,026
Sudbury ⁷	7,060	6,551	8,363	1,277	400	829	311	5,743	609,454
Salobo	10,067	6,944	9,025	1,300	400	462	3,039	6,247	1,322,483
Other 8	9,530	1,840	2,352	1,278	306	115	1,577	2,192	28,429
	40,791	31,224	$39,867	$1,277	$394	$691	$5,963	$27,953	$2,240,392
Silver equivalent 9	9,731	7,973	$167,416	$21.00	$4.70	$4.98	$90,285	$130,826	$4,228,484
Corporate
General and administrative							$(7,150)
Other							10,765
Total corporate							$3,615	$(6,235)	$161,360
	9,731	7,973	$167,416	$21.00	$4.70	$4.98	$93,900	$124,591	$4,389,844

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment commencing on August 6, 2010 to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie and Creighton gold interests in addition to the non-operating Totten and Victor gold interests.
8)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont and Constancia gold interests.
9)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Year Ended December 31, 2014
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	5,760	5,573	$104,095	$18.68	$4.19	$0.81	$76,228	$80,769	$152,951
Yauliyacu	2,938	3,342	64,011	19.15	4.15	5.92	30,353	50,152	187,478
Peñasquito	7,318	7,100	134,757	18.98	4.05	2.98	84,860	106,004	451,145
Barrick 5	1,687	1,700	31,687	18.64	3.90	3.26	19,508	23,065	605,328
Other 6	7,971	5,769	109,664	19.01	4.27	4.25	60,495	86,161	559,747
	25,674	23,484	$444,214	$18.92	$4.14	$3.22	$271,444	$346,151	$1,956,649
Gold
777	46,170	43,898	$55,535	$1,265	$400	$823	$1,863	$38,318	$243,913
Sudbury 7	35,260	30,413	38,720	1,273	400	841	962	26,993	583,862
Salobo	40,057	43,912	54,762	1,247	400	462	16,917	37,198	1,302,202
Other 8	21,328	21,299	26,945	1,265	309	124	17,713	19,936	161,639
	142,815	139,522	$175,962	$1,261	$386	$607	$37,455	$122,445	$2,291,616
Silver equivalent 9	35,285	32,891	$620,176	$18.86	$4.59	$4.87	$308,899	$468,596	$4,248,265
Corporate
General and administrative							$(37,860)
Impairment charges 10							(68,151)
Other							(3,062)
Total corporate							$(109,073)	$(36,723)	$399,498
	35,285	32,891	$620,176	$18.86	$4.59	$4.87	$199,826	$431,873	$4,647,763

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 875,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Constancia and Aljustrel silver interests in addition to the non-operating Keno Hill, Rosemont and Loma de La Plata silver interests.

7)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
8)	Comprised of the operating Minto and Constancia gold interests in addition to the non-operating Rosemont gold interest.
9)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

10)
During the third quarter of 2014, the Company recognized an impairment charge of $68.2 million related to its previously owned Mineral Park and Campo Morado silver interests.  These former silver interests are reflected as a component of Other silver interests in this press release.

Year Ended December 31, 2013
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	6,542	6,675	$157,150	$23.54	$4.15	$0.82	$124,003	$129,447	$157,492
Yauliyacu	2,618	1,395	33,053	23.69	4.12	5.75	19,293	27,311	207,277
Peñasquito	6,216	5,317	126,587	23.81	4.02	2.82	90,229	105,213	472,289
Barrick 5	2,185	2,157	56,834	26.35	3.90	3.04	41,860	49,597	601,107
Other 6	9,193	7,279	170,963	23.49	4.23	4.37	108,303	141,020	549,927
	26,754	22,823	$544,587	$23.86	$4.12	$2.93	$383,688	$452,588	$1,988,092
Gold
777	66,330	65,758	$91,412	$1,390	$400	$802	$12,398	$61,136	$280,026
Sudbury 7	33,110	17,380	23,001	1,324	400	829	1,639	16,050	609,454
Salobo	29,147	16,947	22,552	1,331	400	462	7,945	15,774	1,322,483
Other 8	22,617	17,234	24,920	1,446	305	137	17,297	19,923	28,429
	151,204	117,319	$161,885	$1,380	$386	$659	$39,279	$112,883	$2,240,392
Silver equivalent 9	35,832	29,963	$706,472	$23.58	$4.65	$4.81	$422,967	$565,471	$4,228,484
Corporate
General and administrative							$(35,308)
Other							(12,164)
Total corporate							$(47,472)	$(31,338)	$161,360
	35,832	29,963	$706,472	$23.58	$4.65	$4.81	$375,495	$534,133	$4,389,844

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 1,500,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie and Creighton gold interests in addition to the non-operating Totten and Victor gold interests.
8)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont and Constancia gold interests.
9)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis; and (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company's performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2014	2013	2014	2013
Net earnings	$52,030	$93,900	$199,826	$375,495
Add back - impairment loss	-	-	68,151	-
Adjusted net earnings	$52,030	$93,900	$267,977	$375,495
Divided by:
Basic weighted average number of shares outstanding	364,436	357,389	359,401	355,588
Diluted weighted average number of shares outstanding	364,718	357,869	359,804	356,595
Equals:
Adjusted earnings per share - basic	$0.14	$0.26	$0.75	$1.06
Adjusted earnings per share - diluted	$0.14	$0.26	$0.74	$1.05

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

iii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Silver Wheaton’s Management Discussion and Analysis available on the Company’s website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com